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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 42004

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CURREN & CO.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1900 MAIN STREET, SUITE 325
(No. and Street)

IRVINE (City) CALIFORNIA (State) 92614 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BILL CURREN 949/476-3230
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GOODRICH, BARON, GOODYEAR, LLP
(Name – *if individual, state last, first, middle name*)

6700 E. PACIFIC COAST HWY., SUITE 255, LONG BEACH, CA 90803
(Address) (City) (State) (Zip Code)

SEC Mail Processing Section

FEB 23 2009

Washington, DC
101

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, BILL CURREN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CURREN & CO., as of DECEMBER 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature BILL CURREN

PRESIDENT
Title

____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~. **Cash Flows**
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ **(o) Independent Auditors' Report on Internal Accounting Control**

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

1 ____
2 ____
3 ____
4 ____
5 ____
6 ____

Signature of Document Signer No. 1 | Signature of Document Signer No. 2 (if any)

State of California

County of LOS ANGELES

Subscribed and sworn to (or affirmed) before me on this

19TH day of FEBRUARY, 20 09, by
Date / Month / Year

(1) GREGORY A. GOODYEAR,
Name of Signer

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and

(2) ______________________,
Name of Signer

proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

GEORGIA F. SHAW
Commission # 1594071
Notary Public - California
Los Angeles County
My Comm. Expires Jul 9, 2009

Signature Georgia F. Shaw
Signature of Notary Public GEORGIA F. SHAW

Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: SEC ANNUAL AUDITED REPORT FORM X-17A-5, PART III

Document Date: FEB. 18, 2009 Number of Pages: 13

Signer(s) Other Than Named Above: BILL CURREN

RIGHT THUMBPRINT OF SIGNER #1
Top of thumb here

RIGHT THUMBPRINT OF SIGNER #2
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CONTENTS

GBG LLP
GOODRICH • BARON • GOODYEAR LLP
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Curren & Company
Irvine, California

We have audited the accompanying statement of financial condition of Curren & Company as of December 31, 2008, and the related statements of income (loss), changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Curren & Company as of December 31, 2008, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Pages 9-12 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule l7a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Goodrich Baron Goodyear LLP

Long Beach, California
February 18, 2009

CURREN & COMPANY
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

ASSETS

Cash in bank		$ 15,051
Deposit – Clearing agent		75,072
Receivable – Clearing agent		8,404
Marketable securities		70,065
Other receivable – Employees		9,326
Prepaid expenses		5,885
Property and equipment, net		890
Deferred tax asset		23,076
Other assets		6,187
Total assets		$ 213,956

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses		$ 10,019
Payables to broker/dealer – Clearance account		24,830
Total liabilities		34,849
Stockholder's equity:		
Common stock without par value; authorized, issued and outstanding, 100 shares	$ 54,758	
Additional paid-in capital	44,000	
Retained earnings	80,349	
Total stockholder's equity		179,107
Total liabilities and stockholder's equity		$ 213,956

The accompanying notes are an integral part of these financial statements.

CURREN & COMPANY
STATEMENT OF INCOME (LOSS)

YEAR ENDED DECEMBER 31, 2008

Revenues:		
Commissions		$ 457,094
Interest and dividends		53,376
Realized and unrealized losses		(46,472)
Total revenues		463,998
Expenses:		
Employee compensation and benefits	$ 343,480	
Rent	65,825	
Floor brokerage, exchange clearance and regulatory fees	32,174	
Outside services	6,022	
Office expenses	40,050	
Telephone	8,809	
Professional fees	11,555	
Interest	2,011	
Depreciation	547	
Other expenses	3,911	
Total expenses		514,384
Loss before income taxes		(50,386)
Income taxes:		
Current	800	
Deferred	(13,410)	
Total income taxes		(12,610)
Net loss		$ (37,776)

The accompanying notes are an integral part of these financial statements.

CURREN & COMPANY
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2008

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at December 31, 2007	$ 54,758	-	118,125	172,883
Paid-in capital contributed	-	44,000	-	-
Net loss for the year ended December 31, 2008	-	-	(37,776)	(37,776)
Balance at December 31, 2008	$ 54,758	44,000	80,349	179,107

The accompanying notes are an integral part of these financial statements.

CURREN & COMPANY
STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2008

Cash flows from operating activities:		
Net loss		$ (37,776)
Adjustments to reconcile net income to net cash provided from operating activities:		
Unrealized and realized gains and losses	$ 46,472	
Depreciation	547	
Decrease in clearing deposits	244	
Decrease in receivables – Clearing agent	7,140	
Increase in payables and accrued expenses	5,600	
Increase in deferred tax asset	(13,410)	
Increase in prepaid expenses	(1,185)	
Total adjustments		45,408
Net cash flows provided by operating activities		7,632
Cash flows from investing activities:		
Proceeds from sales of securities	376,226	
Net purchases - Marketable securities	(389,038)	
Net cash flows used for investing activities		(12,812)
Cash flows from financial activities:		
Decrease in payables to broker/dealer - margin purchases	(31,552)	
Paid-in capital received	44,000	
Net cash flows provided by financing activities		12,448
Net increase in cash		7,268
Cash at beginning of year		7,783
Cash at end of year		$ 15,051

SUPPLEMENTAL CASH INFORMATION

Cash payments for taxes	$ 800
Cash payments for interest	$ 2,011

The accompanying notes are an integral part of these financial statements.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company is a registered broker-dealer incorporated under the laws of the State of California maintaining its only office in Irvine, California. The Company is subject to a minimum net capital requirement of $100,000 pursuant to SEC Rule 15c3-1 and operates pursuant to the (k)(2)(ii) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities. The Company acts as an introducing broker/dealer and clears transactions on a fully disclosed basis through a clearing agent.

Method of Accounting

The Company maintains its books and records on the accrual basis of accounting. Security transactions and related commissions are recorded on the trade-date basis.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of management's estimates. Actual results could differ from those estimates.

SIPC

The SIPC assessment has been determined fairly in accordance with applicable instructions and was remitted timely.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Marketable Securities

The Company's securities investments, which are bought and held principally for the purpose of selling them in the near term, are classified as trading securities. Trading securities are recorded at fair value on the balance sheet with the change in fair value during the period included in earnings.

(2) PROPERTY AND EQUIPMENT

Furniture and computer equipment are stated at cost. Depreciation is provided by the straight-line method over estimated useful lives of seven and five years, respectively. At December 31, 2008, the financial statement memorandum account for fixed assets consisted of the following:

Equipment	$ 31,834
Computers	20,894
Total	52,728
Accumulated depreciation	(51,838)
Net book value	$ 890

(3) SECURITIES OWNED AT MARKET VALUE

The Company holds securities available for sale which are stated at fair market value as of December 31, 2008. These securities are listed on national exchanges and the fair value is determined based on published market prices. At December 31, 2008, the securities held had a market value of $70,065, with gross unrealized losses of approximately $12,633.

(4) INCOME TAXES

The provision for income taxes consists of the following:

	Federal	State	Total
Current	$ -	$ 800	$ 800
Deferred	(8,440)	(4,970)	(13,410)
Total	$ (8,440)	$ (4,170)	$ (12,610)

The Company has adopted Statement of Financial Standards No. 109 ("SFAS 109"), Accounting for Income Taxes. SFAS 109 is an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events recognized in the Company's financial statements in different periods from the tax returns. In estimating future tax consequences, SFAS 109 generally considers all expected future events other than enactment of changes in law or rates.

(5) PROFIT-SHARING PLAN

The Company adopted a profit-sharing plan on December 27, 1997, covering all employees after the completion of one-year of eligibility service. No contributions were made during 2008.

(6) COMMITMENTS AND CONTINGENCIES

The Company leases office space and signed a sub-lease agreement in May 2006 expiring June 2009. The lease is in the name of the Company's president with lease payments to be made by the Company. The following is a schedule of the annual lease (rent) payments due, which are subject to an increase based on the building's operating expense allowance.

Year Ended December 31	Amount
2009	$ 39,375

(7) NET CAPITAL

The Company is subject to a $100,000 minimum capital requirement pursuant to SEC Rule 15c3-1, which requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis; however, as of December 31, 2008, the net capital was $120,383 which exceeded the required minimum capital by $20,383. The aggregate indebtedness to net capital ratio was .289 to 1.

CURREN & COMPANY
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2008

Total ownership equity		$ 179,107
Less non-allowable assets:		
Property and equipment, net	$ 890	
Prepaid expenses	5,885	
Receivables – Employees	9,326	
Deposits - Other assets	6,187	
Deferred tax asset	23,076	(45,364)
Net capital before haircuts		133,743
Haircuts:		
Marketable securities (15%)	10,510	
Undue concentration (15%, where applicable)	2,850	(13,360)
Net capital		$ 120,383

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 2,323
Minimum dollar net capital required	$ 100,000
Net capital requirement (greater of above two figures)	$ 100,000
Excess net capital	$ 20,383

COMPUTATION OF RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL

Total aggregate indebtedness	$ 34,849
Ratio of aggregate indebtedness to net capital	.289 to 1
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	N/A

The computation of net capital as reported in the unaudited part IIA filing agrees with the audited net capital as reported above.

CURREN & COMPANY
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3

DECEMBER 31, 2008

Not Applicable – The Company is exempt pursuant to the (k)(2)(ii) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities.

CURREN & COMPANY
INFORMATION RELATING TO THE POSSESSION
OR CONTROL REQUIREMENTS PURSUANT RULE 15c3-3

DECEMBER 31, 2008

Not Applicable – The Company is exempt pursuant to the (k)(2)(ii) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities.

GOODRICH • BARON • GOODYEAR LLP
Certified Public Accountants

REPORT ON INTERNAL ACCOUNTING CONTROL

The Board of Directors
Curren & Company
Irvine, California

In planning and performing our audit of the financial statements of Curren & Company (the Company) as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computation of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate an inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Goodrich Baron Goodyear LLP

Long Beach, California
February 18, 2009

CURREN & COMPANY

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2008

(With Independent Auditors' Report Thereon)